Exhibit 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE STOCK DIVIDENDS

	Six months ended	For the years ended December 31,
In millions	June 30, 2013	2012	2011	2010	2009	2008
Earnings
Earnings before income taxes and noncontrolling interests	$1,044	$2,271	$2,671	$1,617	$640	$1,178
Add
Fixed charges	51	104	106	95	87	99
Amortization of capitalized interest	1	2	2	3	5	3
Distributed income of equity investees	120	329	341	178	215	186
Less
Equity in earnings of investees	171	347	375	321	196	231
Capitalized interest	3	7	4	5	6	11
Earnings before fixed charges	$1,042	$2,352	$2,741	$1,567	$745	$1,224

Fixed charges
Interest expense	14	$32	$44	$40	$35	$42
Capitalized interest	3	7	4	5	6	11
Amortization of debt discount	5	6	2	1	2	2
Interest portion of rental expense (1)	29	59	56	49	44	44
Total fixed charges	$51	$104	$106	$95	$87	$99

Ratio of earnings to fixed charges	20.4	22.6	25.9	16.5	8.6	12.4

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

We did not have any preferred stock or preference stock outstanding and we did not pay or accrue any preferred stock or preference stock dividends during the periods presented above. Accordingly, our ratios of earnings to combined fixed charges and preference stock dividends are the same as those presented in the table of ratios of earnings to fixed charges set forth above for each of the respective periods presented.